Filed by Alliance Bancorp of New England, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp of New England, Inc.
Commission File No. 001-13405

Date: July 17, 2003

The following informational presentation will be posted on July 17, 2003 by Alliance Bancorp of New England, Inc. (“Alliance”) on the Internet site of Alliance (http://www.alliancebancorp.com).

DISCLAIMER

The following materials were prepared by Ryan Beck & Co, financial advisors to New Haven Savings Bank. The materials have not been reviewed by us. The materials were posted on the Internet site of New Haven Savings Bank on July 16, 2003, and are provided for informational purposes only.

Any references in these materials to the terms of the merger transaction should not be deemed a complete description of those terms or the transaction. Terms of the transaction are contained in the Agreement and Plan of Merger between Alliance Bancorp of New England, Inc. and New Haven Savings Bank. In addition, the materials do not contain any discussions of the investment risk of the transaction. Those risks will be set forth in our proxy statement/prospectus at the time filed with the SEC.

These materials contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “create,” “utilize,” “project” and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, New Haven Savings Bank. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.

Alliance Bancorp of New England, Inc. (AMEX:ANE) is the bank holding company for Tolland Bank, a Connecticut-chartered savings bank with nine offices serving central and eastern Connecticut, and a tenth office under construction in Enfield, Connecticut. Alliance builds community and shareholder value relying on its fundamental strengths of convenience, superior marketing, customer service, knowledge of its communities, and competitive products. (www.alliancebancorp.com and www.tollandbank.com)

ADDITIONAL INFORMATION

The proposed merger of Alliance and the new holding company to be formed by New Haven Savings Bank, will be submitted to the shareholders of Alliance. Alliance and New Haven Savings Bank will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alliance and the new holding company to be formed by New Haven Savings Bank, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock is set forth in the Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

# Informational Presentation

## New Haven Savings Bank

### Simultaneous Acquisition of

## Connecticut Bancshares, Inc.

***and***

## Alliance Bancorp of New England

Forward-looking Statements

This presentation contains certain forward-looking statements about the proposed conversion of New Haven Savings Bank and the acquisitions of Connecticut Bancshares Inc. and Alliance Bancorp of New England. Please see the related disclaimers at the end of this presentation.

Strategic Rationale for the Transactions

Extend geographic market to grow customer base;
Further develop community bank model with competitive leverage;
Utilize new capital to improve financial performance and create scale;
Provide equity participation opportunity to NHSB employees and the community;
Increase level of community economic support.

CREATE A HIGH PERFORMING REGIONAL BANK WITH SIGNIFICANT MARKET SHARE THROUGHOUT CONNECTICUT

Branch Map

Dutchess
Litchfield
Hartford
Tolland
Windham
Providence
Kent
CT 8
CT 72
CT 2
Putnam
New Haven
Middlesex
New London
Washington
Fairfield
Westchester
I 95
CT 15/MERRITT PKWY
New Haven Savings Bank
Connecticut Bancshares
Alliance

Market Area Market Share

Total Market Area Market Share						Connecticut Market Share

			Branches	Deposits	Market				Branches	Deposits	Market
			in List	in List	Share				in List	in List	Share
RK	Company Name	Ticker	(Actual)	($000)	(%)	RK	Company Name	Ticker	(Actual)	($000)	(%)

1	FleetBoston Financial Corp.	FBF	106	9,794,394	26.09	1	FleetBoston Financial Corp.	FBF	179	14,404,768	22.46
2	Webster Financial Corp.	WBS	83	5,990,237	15.95	2	People's Mutual Holding Co.	PBCT	154	8,342,947	13.01
3	Pro Forma Company		73	3,801,274	10.12	3	Webster Financial Corp.	WBS	118	7,243,923	11.29
3	People's Mutual Holding Co.	PBCT	75	2,992,501	7.97	4	Wachovia Corp.	WB	85	4,821,281	7.52
4	Banknorth Group Inc.	BNK	39	2,484,364	6.62	5	Pro Forma Company		73	3,801,274	5.94
5	Wachovia Corp.	WB	45	2,210,293	5.89	5	Banknorth Group Inc.	BNK	46	2,734,282	4.26
6	New Haven Savings Bank		36	1,818,742	4.84	6	J.P. Morgan Chase & Co.	JPM	30	2,186,296	3.41
7	Connecticut Bancshares Inc.	SBMC	28	1,651,887	4.40	7	Royal Bank of Scotland Group		42	2,148,435	3.35
8	Sovereign Bancorp Inc.	SOV	34	1,568,780	4.18	8	New Haven Savings Bank		36	1,818,742	2.84
9	Royal Bank of Scotland Group		29	1,306,540	3.48	9	Hudson United Bancorp	HU	42	1,767,479	2.76
10	Liberty Bank		25	1,305,768	3.48	10	Connecticut Bancshares Inc.	SBMC	28	1,651,887	2.58
11	Hudson United Bancorp	HU	23	964,360	2.57	11	Liberty Bank		33	1,646,009	2.57
12	Farmington Savings Bank		10	538,518	1.43	12	Sovereign Bancorp Inc.	SOV	35	1,620,484	2.53
13	Charter Oak Cmnty Bank Corp.		15	511,804	1.36	13	Union Savings Bank		15	786,885	1.23
14	North Fork Bancorp.	NFB	1	389,714	1.04	14	Citigroup Inc.	C	7	694,673	1.08
15	Naugatuck Savings Bank		8	375,788	1.00	15	First County Bank		10	667,636	1.04
16	Alliance Bncp of New England	ANE	9	330,645	0.88	16	Farmington Savings Bank		10	538,518	0.84
17	SI Bancorp, Inc.		10	296,672	0.79	17	NewMil Bancorp Inc.	NMIL	19	535,867	0.84
18	Guilford Savings Bank		5	295,060	0.79	18	Torrington Savings Bank		6	517,100	0.81
19	Milford Bank		4	205,733	0.55	19	Charter Oak Cmnty Bank Corp.		15	511,804	0.80
20	J.P. Morgan Chase & Co.	JPM	2	171,626	0.46	20	Bank of New York Co.	BK	10	508,014	0.79
						29	Alliance Bncp of New England	ANE	9	330,645	0.52

County Market Share

New Haven County Market Share						Hartford County Market Share

			Branches	Deposits	Market				Branches	Deposits	Market
			in List	in List	Share				in List	in List	Share
RK	Company Name	Ticker	(Actual)	($000)	(%)	RK	Company Name	Ticker	(Actual)	($000)	(%)

1	Webster Financial Corp.	WBS	31	2,297,919	17.14	1	FleetBoston Financial Corp.	FBF	47	7,187,653	38.33
2	FleetBoston Financial Corp.	FBF	38	1,953,583	14.57	2	Webster Financial Corp.	WBS	46	3,489,118	18.61
3	Wachovia Corp.	WB	36	1,939,304	14.46	3	Banknorth Group Inc.	BNK	23	1,891,903	10.09
4	Pro Forma Company		29	1,691,368	12.61	4	Sovereign Bancorp Inc.	SOV	27	1,337,964	7.13
4	New Haven Savings Bank		29	1,691,368	12.61	5	Pro Forma Company		18	1,310,087	6.99
5	People's Mutual Holding Co.	PBCT	33	1,316,406	9.82	5	Connecticut Bancshares Inc.	SBMC	17	1,284,244	6.85
6	Hudson United Bancorp	HU	17	791,726	5.90	6	People's Mutual Holding Co.	PBCT	30	1,185,926	6.32
7	Royal Bank of Scotland Group		15	624,822	4.66	7	Farmington Savings Bank		10	538,518	2.87
8	Banknorth Group Inc.	BNK	13	491,877	3.67	8	Charter Oak Cmnty Bank Corp.		9	195,153	1.04
9	North Fork Bancorp.	NFB	1	389,714	2.91	9	Wachovia Corp.	WB	5	192,972	1.03
10	Naugatuck Savings Bank		8	375,788	2.80	10	First City Bank	FBK	4	169,677	0.90
11	Guilford Savings Bank		5	295,060	2.20	11	Windsor Federal, MHC		4	168,036	0.90
12	Sovereign Bancorp Inc.	SOV	6	219647	1.64	12	New England Bancshares (MHC)	NEBS	8	152,389	0.81
13	Milford Bank		4	205733	1.53	13	Hudson United Bancorp	HU	4	149,788	0.80
14	Liberty Bank		3	177184	1.32	14	Simsbury Bank & Trust Co.	SBUY	3	141,406	0.75
15	J.P. Morgan Chase & Co.	JPM	2	171626	1.28	15	First National Bank		3	127,180	0.68
16	Naugatuck Valley S&LA		4	154139	1.15	16	Royal Bank of Scotland Group		1	83,341	0.44
17	North American Bank & Trust	NAMB	5	85714	0.64	17	Collinsville Savings Society		2	70,011	0.37
18	Newtown Savings Bank		2	73839	0.55	18	Connecticut Mutual Holding Co.		3	64,278	0.34
19	NewMil Bancorp Inc.	NMIL	2	33221	0.25	19	Torrington Savings Bank		1	56,869	0.30
20	Castle Bank & Trust Company		2	31408	0.23	20	Valley Bank		1	53,832	0.29
						24	Alliance Bncp of New England	ANE	1	25,843	0.14

County Market Share

Tolland County Market Share

			Branches	Deposits	Market
			in List	in List	Share
RK	Company Name	Ticker	(Actual)	($000)	(%)

1	Pro Forma Company		17	640,290	37.95
1	Connecticut Bancshares Inc.	SBMC	9	335,488	19.88
2	Charter Oak Cmnty Bank Corp.		6	316,651	18.77
3	Alliance Bncp of New England	ANE	8	304,802	18.07
4	FleetBoston Financial Corp.	FBF	5	182,378	10.81
5	People's Mutual Holding Co.	PBCT	5	174,985	10.37
6	Stafford Savings Bank		3	141,137	8.37
7	SI Bancorp, Inc.		2	56,417	3.34
8	Liberty Bank		1	55,328	3.28
9	Banknorth Group Inc.	BNK	1	53,660	3.18
10	Webster Financial Corp.	WBS	2	45,003	2.67
11	Sovereign Bancorp Inc.	SOV	1	11,169	0.66
12	Wachovia Corp.	WB	1	10162	0.6

Middlesex County Market Share

			Branches	Deposits	Market
			in List	in List	Share
RK	Company Name	Ticker	(Actual)	($000)	(%)

1	Liberty Bank		18	921,675	36.82
2	Royal Bank of Scotland Group		12	560,726	22.40
3	FleetBoston Financial Corp.	FBF	11	280,111	11.19
4	People's Mutual Holding Co.	PBCT	4	205,581	8.21
5	Webster Financial Corp.	WBS	4	158,197	6.32
6	Pro Forma Company		7	127,374	5.09
6	New Haven Savings Bank		7	127,374	5.09
7	Esse x Savings Bank		3	111,729	4.46
8	Wachovia Corp.	WB	3	67,855	2.71
9	Banknorth Group Inc.	BNK	2	46,924	1.87
10	Hudson United Bancorp	HU	2	22,846	0.91

Windham County Market Share

			Branches	Deposits	Market
			in List	in List	Share
RK	Company Name	Ticker	(Actual)	($000)	(%)

1	SI Bancorp, Inc.		7	205,535	17.24
2	FleetBoston Financial Corp.	FBF	5	190,669	15.99
3	Putnam Savings Bank		4	162,621	13.64
4	Westbank Corp.	WBKC	4	142,541	11.95
5	Citizens National Bncp, Inc.		5	131,658	11.04
6	People's Mutual Holding Co.	PBCT	3	109,603	9.19
7	Liberty Bank		2	103,469	8.68
8	Jewett City Savings Bank		2	76,495	6.42
9	Royal Bank of Scotland Group		1	37,651	3.16
10	Pro Forma Company		2	32,155	2.70
10	Connecticut Bancshares Inc.	SBMC	2	32,155	2.70

Summary Financial Comparison

The following table shows the publicly available financials of the three companies as of March 31, 2003. No adjustments have been made for the acquisitions or the conversion offering.

	New Haven	Connecticut
	Savings Bank	Bancshares	Alliance
Investments	$1,101,208	$741,296	$89,556
Loans, net	$1,159,062	$1,592,042	$275,289
Total Assets	$2,393,637	$2,554,560	$420,821

Deposits	$1,837,165	$1,583,736	$330,683
Borrowings	$141,501	$666,885	$60,705
Equity	$396,149	$255,583	$27,270

Number of Branches	36	28	9

Dollars in thousands

The Executive Management Team

Name	Title	Experience
Peyton R. Patterson	Chairman, President and Chief Executive Officer	Ms. Patterson has twenty-one years of commercial and thrift banking experience with Corestates Financial Corp. (PA), Chemical Bank/Chase Manhattan (NY), Dime Bancorp (NY), and New Haven Savings Bank (CT). She has extensive experience in the areas of retail and business lending, retail banking, asset management, marketing and M&A. She joined New Haven Savings Bank in January, 2002 as Chairman, President & Chief Executive Officer
Merrill B. Blanksteen	Executive Vice President, Chief Financial Officer & Treasurer	Mr. Blanksteen joined New Haven Savings Bank in 1993, and has twenty-six years of banking experience with AmeriFirst Bank (FL), American Savings Bank (FL), and New Haven Savings Bank (CT). He has significant financial management experience, including strategic planning, asset liability management, investment portfolio management, investor relations, asset securitizations, debt and equity issuance, including a mutual to stock conversion, secondary marketing, and risk management.
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	Ms. Brathwaite’s twenty-three year career in banking includes Retail Banking, Mortgage Banking, Human Resources and Mergers & Acquisitions. Ms. Brathwaite joined New Haven Savings Bank in March of 2002. Previously, Ms. Brathwaite was Senior Vice President, Director of Branch Administration, Compliance and Loss Control for the Consumer Financial Services Division of the Dime Savings Bank of New York. She has significant experience in the areas of strategic planning, process redesign, sales and service management, operations management and human resources.

The Executive Management Team

Name	Title	Experience
Donald T Chaffee	Executive Vice President & Chief Credit Officer	Mr. Chaffee joined New Haven Savings Bank in September of 2002. Mr. Chaffee has enjoyed a thirty year banking career with over twenty-one years at the Chase Manhattan Bank. Mr. Chaffee’s assignments were both domestic and overseas with a heavy emphasis on credit (wholesale and retail) and risk management. Recruited to the Dime Savings Bank in 1993, Mr. Chaffee was part of a management team that played a key role in strengthening the company’s financial condition.
David H. Purcell	Executive Vice President, Retail Banking	Mr. Purcell has eighteen years of commercial and thrift banking experience with New Jersey National Bank (NJ), CoreStates Financial Corp. (PA), Dime Bancorp (NY), and New Haven Savings Bank (CT). He has extensive experience in the areas of Retail Banking and Financial – including marketing, product management, sales management, channel delivery, strategic planning, financial planning and analysis, and M&A.
Diane L. Wishnafski	Executive Vice President, Business Banking	Mrs. Wishnafski has twenty-eight years of experience in commercial and thrift banking in Connecticut with Connecticut Bank & Trust Co., First Bank, Dime Savings Bank of Wallingford and New Haven Savings Bank. She has extensive experience in the areas of retail and business lending, credit and loan review, special assets (workout/collections), bank-owned real estate management, loan operations and business deposits and cash management services.
J. Edward Diamond	Executive Vice President, Asset Management	Mr. Diamond joined New Haven Savings Bank in February 2002 with over thirty years of investment management experience, most recently as President of Dime Securities, Inc., a subsidiary of Dime Bancorp. Prior to that Mr. Diamond had bank investment management affiliations with Chemical Bank (NY) and First Gibraltar Bank (TX). Mr. Diamond began his career with the major investment firms of Shearson, Lehman and Bache, Halsey Stuart. He has extensive experience in the areas of investment product design, asset management, and the marketing of securities and investments.

Economics of the Transactions

	Connecticut
Acquisition Information	Bancshares	Alliance
Aggregate Offer Value	$604,691	$72,073
Offer Price per Share	$52.00	$25.00
Offer Price / Book Value	226%	246%
Offer Price / Tang. Book Value	254%	246%
Offer Price / LTM Earnings	20.4 x	19.4 x
Offer Price / 2003 First Call Earnings	19.5 x	NA

Summary Terms of the Transaction – Connecticut Bancshares, Inc.

Each Share of Connecticut Bancshares’ common stock will be exchanged for $52.00 in cash.

New Haven Savings Bank will form a holding company as part of its conversion. Savings Bank of Manchester will be merged into New Haven Savings Bank.

Two members of the Connecticut Bancshares Board will be joining the New Haven Savings Bank Board of Directors.

There will be a $30.0 million breakup fee.
The acquisition is conditioned on the completion of New Haven Savings Bank’s mutual to stock conversion.

The SBM Charitable Foundation will operate independently and remain intact after the acquisition is completed and plans to continue its history of supporting its community.

Summary Terms of the Transaction – Alliance Bancorp of New England

Each Share of Alliance common stock will be exchanged for $25.00 in New Haven Savings Bank’s stock, or cash, or a combination thereof, subject to election and allocation procedures that are intended to ensure that, in the aggregate, at least 75% of the Alliance shares will be exchanged for New Haven Savings Bank stock and no more than 25% will be exchanged for cash.

New Haven Savings Bank will form a holding company as part of its conversion. Tolland Bank will be merged into New Haven Savings Bank.

Alliance’s President and CEO, Joseph H. Rossi, will be joining the New Haven Savings Bank Board of Directors.

There will be a $3.0 million breakup fee.

Plan of Conversion Summary

As part of the Plan of Conversion adopted by New Haven Savings Bank’s Board of Directors, New Haven Savings Bank will be conducting a Subscription and Community offering. Persons eligible to buy in those offerings are as follows:

Subscription Offering (5 categories/Priorities):
1.	Eligible Account Holders on June 30, 2002;
2.	Employee Stock Ownership Plan (“ESOP”);
3.	Supplemental Eligible Account Holders as of the calendar quarter preceding the Banking Department Approval;
4.	Directors, Officers and Employees of New Haven Savings Bank;
5.	Corporators of New Haven Savings Bank.
Stock not sold in the Subscription Offering may be sold through:
1.	Direct Community Offering (New Haven, Middlesex, Hartford, Tolland and Windham counties) and then to the general public;
2.	Syndicated Community Offering;
3.	Public Offering.

Summary Tentative Timing of the Transactions

The timing schedule set forth below is subject to change due to regulatory timetables.

The conversion offering is expected to be based off June 30, 2003 financials;
Filing the registration statement (prospectus) with the SEC is expected in September 2003;
Proxy statements are expected to be sent to both Connecticut Bancshares and Alliance shareholders during the 3rd or 4th quarter of 2003;

We expect the prospectus to be sent to New Haven Savings Bank eligible depositors late in the 4th quarter of 2003;

The New Haven Savings Bank conversion offering is expected to take place late in the 4th quarter of 2003;

Shareholders of Connecticut Bancshares and Alliance are expected to meet and vote on the proposed transaction during the 4th quarter of 2004;

After we have sold at least the minimum amount of stock offered in the conversion offering, received Corporator and all regulatory approvals, and received the shareholder votes of both Connecticut Bancshares and Alliance shareholders, we will be in position to close in early 1st quarter 2004.

Advisors

New Haven Savings Bank
Ryan Beck & Co., Inc. – Financial Advisor

Tyler Cooper & Alcorn, LLP – Legal Counsel

Elias Matz Tiernan & Herrick LLP– Special Counsel

Connecticut Bancshares, Inc.
Sandler O’Neill & Partners, L.P. – Financial Advisor

Muldoon Murphy & Faucette LLP – Legal Counsel

Alliance Bancorp of New England
Friedman, Billings, Ramsey & Co., Inc. – Financial Advisor

Nixon Peabody, LLP – Legal Counsel

Forward-looking Statements

This presentation contains certain forward-looking statements about the proposed conversion of New Haven Savings Bank and the acquisitions of Connecticut Bancshares Inc. and Alliance Bancorp of New England. These include statements regarding the anticipated consummation date of the transactions and anticipated future results.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimate" and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings or in achieving such savings within the expected time frame, difficulties in integrating New Haven Savings Bank, Connecticut Bancshares Inc. and Alliance Bancorp of New England, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which New Haven Savings Bank, Connecticut Bancshares Inc. and Alliance Bancorp of New England are engaged and changes in the securities markets.

The proposed merger of Connecticut Bancshares Inc. and New Haven Savings Bank will be submitted to the shareholders of Connecticut Bancshares Inc. for their consideration. The proposed merger of Alliance Bancorp of New England and New Haven Savings Bank will be submitted to the shareholders of Alliance Bancorp of New England for their consideration. New Haven Savings Bank, Connecticut Bancshares Inc. and Alliance Bancorp of New England will file a registration statement, proxy statements and other relevant documents concerning the transactions with the SEC. Stockholders of Connecticut Bancshares Inc. and Alliance Bancorp of New England are urged to read the registration statement and proxy statements when they become available and any other documents filed with the SEC, and any amendments or supplements to those documents, because they will contain important information. Copies of the prospectus and the SEC filings that will be incorporated by reference in the prospectus can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Shareholder Contact, Karen Ouimet-Matusek, 348 Hartford Turnpike, Vernon, CT 06066, (860) 875-2500. You will be able to obtain a free copy of the proxy statements, as well as other filings containing information about Connecticut Bancshares Inc. and Alliance Bancorp of New England, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statements and the SEC filings that will be incorporated by reference in the proxy statements can be obtained, without charge, by directing a request to Connecticut Bancshares, Inc., Michael J. Hartl, Senior Vice President and Chief Financial Officer, 923 Main Street, Manchester, CT 06040, (860) 645-2596.

Connecticut Bancshares Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Connecticut Bancshares Inc. in connection with the merger. Information about the directors and executive officers of Connecticut Bancshares Inc. and their ownership of Connecticut Bancshares Inc. common stock is set forth in the proxy statement, dated April 4, 2003, for the 2003 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.

Alliance Bancorp of New England and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance Bancorp of New England in connection with the merger. Information about the directors and executive officers of Alliance Bancorp of New England and their ownership of Alliance Bancorp of New England common stock is set forth in the Form 10-K for the year ended December 31, 2002, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement regarding the proposed transaction when it becomes available.